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Uncommon Path Brewing

Brewery

710 NW 5th Ave
Fort Lauderdale, FL 33311
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $25,000 invested.
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THE PITCH
Uncommon Path Brewing is seeking investment to complete the taproom buildout.
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Overview

Locally owned and operated brewery opening soon in Fort Lauderdale, Uncommon Path Brewing is working to create a welcoming and locally inspired taproom that will encompass live music, local art, and.. beer!

The last few years have been tough for everyone - from the chaos and uncertainty came the strong desire to follow a dream and finally accelerate the plan to open Uncommon Path Brewing. Now is the time to embrace change and follow your passions.

In the last year, we have incorporated the following items into the existing brewery space while researching possible taproom spaces and studying local demographics.

Food - Started agreements with food trucks to ensure guests can remain and enjoy a beer for as long as desired.

Pilot system - Brewing 1BBL l pilot system with fermenters.

Barrel Aging - Started a BA program with the first set of stouts currently resting in Willet barrels.

Pouring at 20+ festivals with local and national breweries

By investing in UPB, you will support a business that is passionate about bringing a great atmosphere, live music, and amazing beer to Fort Lauderdale

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THE SPACE

710 NW 5th Ave will be our first home and is already under development in the downtown area. We have already started construction on the main building, walkways, kitchen/brewing space.

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LOCATION

UPB is located in the heart of Fort Lauderdale, between sub-communities named Sistrunk and Progresso Village

We are also situated in a newly renovated development that consists of 2 total blocks (and the landlord is currently developing 2 more blocks to the west)

The development is named "Thrive" - the idea behind it is simple, give local businesses the ability to thrive in their local environment

This development will also be the new location of Fort Lauderdale Artwork and all city events related to arts and entertainment

HTTPS://WWW.ARTWALK.CITY/

On top of all of that that, the landlord has already committed leases to a local coffee shop, yoga studio, 3 art studios, and 2 niche restaurants (that don't serve pizza)

OUTSIDE OF THE BREWERY TAKING SHAPE

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ENGINEERING IS APPROVED - CITY PERMITS TO BE ISSUED THIS WEEK!

Current Floor Plans

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(STANDARD KEG) OUR BREWING EQUIPMENT BEFORE IT WENT INTO THE SHIPPING CONTAINER

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What started as two strangers working together, has evolved into a team of amazing humans working towards common goals. Be creative, be different, be true to you, and make a fantastic product while doing it.

THE TEAM

Joshua Breault

Owner / Brewer

Born and raised in Massachusetts, I have worked in the restaurant space since I was 16, only to chase higher income inside the IT industry. I moved to Florida 8 years ago to start a new IT job, find new resources, and explore Florida with my wife.

It's always been a goal of mine to have my restaurant, and since I've been able to drink legally, I've wanted to add house-made spirits and beer to the restaurants' offerings.

Past Industry Experience:

WAITSTAFF, BARTENDER, EXPO, PREP COOK, CHEF FOR 8+ YEARS -GM OF RUBY TUESDAYS FOR 3 YEARS

GM OF RED ROBIN FOR 1 YEAR

BREWER AT A LOCAL BREWERY FOR 2 YEARS

Marcos Cabrera

Owner / Brewer

BORN IN THE DOMINICAN REPUBLIC AND RAISED IN NEW JERSEY, FLORIDA, AND ITALY. AFTER COLLEGE, I MOVED TO GERMANY AND TRAVELED TO EXPERIENCE ALL CULTURES WITH FOOD AND LIBATIONS. MOVING BACK TO FLORIDA AS AN ADULT AND WORKING IN THE HOSPITALITY INDUSTRY FOR YEARS INTRODUCED ME TO FINE DINING. So I DECIDED TO LEAP INTO HOMEBREWING AND FIND A CAREER IN THE BEER INDUSTRY. SINCE FALLING IN LOVE WITH GASTRONOMY, WINE, AND BEER, IT WAS CLEAR TO ME THAT I WANTED TO HAVE MY RESTAURANT SOMEDAY, SERVING WINE, BEER, AND SPIRITS FROM AROUND THE WORLD, ALL WHILE CREATING MY LIBATIONS.

Past Industry Experience:

CONCIERGE FOR HIGH-END HOTELS FOR 4+ YEARS

MANAGING HOMEBREW SHOP FOR 4 YEARS -TEACHING CLASSES ON HOW TO MAKE BEER FOR 3+ YEARS

LEAD BREWER AT A LOCAL BREWERY FOR 3 YEARS

Jessalyn Breault

Accounting

Deymi Cabrera

HR

Alejo "Juan" Kiss

Capital Funding / Social Media

Glenn Cunningham

Social Media

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ABOUT US

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FOOD MENU

Updates

MARCH 7TH, 2023

Outside of the Building is taking shape!

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Taproom Buildout $46,625

Mainvest Compensation $3,375

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$764,400	$1,004,745	$1,537,260	$1,614,122	$1,662,544
Cost of Goods Sold	$244,740	$278,657	$426,346	$447,663	$461,092
Gross Profit	$519,660	$726,088	$1,110,914	$1,166,459	$1,201,452

EXPENSES

Rent	$72,900	$100,800	$104,400	$104,400	$104,400
Direct Operating Expenses	$47,860	$45,120	$46,474	$51,539	$52,827
Payroll	$151,956	$163,800	$201,600	$201,600	$201,600
Marketing & Advertising	$3,150	$4,000	$4,120	$4,300	$4,500
Administrative and Overhead	$69,450	$66,180	$68,165	$74,789	$76,658
Operating Profit	$174,344	$346,188	$686,155	$729,831	$761,467

This information is provided by Uncommon Path Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Projections.xlsx

FInal Engineering - UPB.pdf

UPB - P&L 1-3.xlsx

Investment Round Status

Target Raise $50,000

Maximum Raise $100,000

Amount Invested $0

Investors 0

Investment Round Ends May 19th, 2023

Summary of Terms

Legal Business Name Dazed Brewing LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 2%-4%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2026

Financial Condition

Completed milestones

Secure lease in new development "Thrive" located in Fort Lauderdale's Progresso Village as of 08/20/2022

Building Permits approved by Fort Lauderdale as of 3/7/2023

Received Delivery of walk-in

Current Liquid Capital is $123,000

Current paid in full assets / without lean is $186,000

Forecasted milestones

Uncommon Path Brewing forecasts the following milestones:

Complete Construction by EOM August 2023

Achieve $764,000 revenue per year by Year 1.

Achieve $558,000 profit per year by End Of Year 3

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Uncommon Path Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Uncommon Path Brewing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Uncommon Path Brewing competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Uncommon Path Brewing's core business or the inability to compete successfully against the with other competitors could negatively affect Uncommon Path Brewing's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Uncommon Path Brewing's management or vote on and/or influence any managerial decisions regarding Uncommon Path Brewing. Furthermore, if the founders or other key personnel of Uncommon Path Brewing were to leave Uncommon Path Brewing or become unable to work, Uncommon Path Brewing (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Uncommon Path Brewing and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Uncommon Path Brewing is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Uncommon Path Brewing might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Uncommon Path Brewing is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Uncommon Path Brewing

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Uncommon Path Brewing's financial performance or ability to continue to operate. In the event Uncommon Path Brewing ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Uncommon Path Brewing nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Uncommon Path Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Uncommon Path Brewing is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Uncommon Path Brewing will carry some insurance, Uncommon Path Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Uncommon Path Brewing could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Uncommon Path Brewing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Uncommon Path Brewing's management will coincide: you both want Uncommon Path Brewing to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Uncommon Path Brewing to act conservative to make sure they are best equipped to repay the Note obligations, while Uncommon Path Brewing might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Uncommon Path Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Uncommon Path Brewing or management), which is responsible for monitoring Uncommon Path Brewing's compliance with the law. Uncommon Path Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Uncommon Path Brewing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Uncommon Path Brewing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Uncommon Path Brewing, and the revenue of Uncommon Path Brewing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Uncommon Path Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Uncommon Path Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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